December 17, 2010
Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

ATTENTION:	Russell Mancuso Branch Chief

Re:	LDK Solar Co., Ltd. Application for Qualification of Indenture on Form T-3 Filed on November 24, 2010 and amended December 3, 2010 File No. 022-28946
Dear Mr. Mancuso:
     LDK Solar Co., Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Application for Qualification of Indenture on Form T-3, as amended by Amendment No. 1 thereto (as amended, the “T-3”), be accelerated so that the T-3 be declared effective as of 9:00 a.m. Wednesday, December 22, 2010 or as soon thereafter as practicable. In requesting acceleration of such effective date, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Jack Lai
Jack Lai
Chief Financial Officer

cc:	Huanting Timothy Li John A. Fore Edward D. Ricchiuto